

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

August 12, 2008

Mr. Wilman Wong
Chief Executive Officer
Chai-Na-Ta-Corp.
Unit 100-12051 Horseshoe Way
Richmond, British Columbia, V7A 4V4
Canada

> **Re: Chai-Na-Ta-Corp.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 0-20386**

Dear Mr. Wong:

We have reviewed your supplemental response and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2007

Management's Report on Internal Controls over Financial Reporting

1. We note your statement that the chief executive officer and chief financial officer have concluded that Chai Na Ta's disclosure controls and procedures are effective "except for the following deficiency". Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your draft disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial

Mr. Wilman Wong
Chai-Na-Ta Corp.
August 12, 2008
Page 2

officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matter, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matter. Or, if true, you can state that given the identified matter, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your draft disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dave Walz at (202) 551-3358 or Tia Jenkins at (202) 551-3790 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services